UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

Select Interior Concepts, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
816120307
(CUSIP Number)

ADW Capital Management, LLC 1133 Broadway Suite 719 New York, NY 10010 (646) 684 4086
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
27-3514468
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS Adam D. Wyden I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-1516657
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons as of May 3, 2019, and amends and supplements the Schedule 13D, as previously amended on March 22, 2019, April 8, 2019, April 12, 2019, and April 30, 2019 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D has been replaced in its entirety with the following:

 On March 26, 2019, the Reporting Persons issued a press release transmitting a letter to the board of director and management of the Issuer demanding public strategic alternatives process. A copy of the press release was previously filed as Exhibit 4 to the Schedule 13D.

On April 5, 2019, the Issuer filed a definitive proxy statement for its annual meeting of stockholders to be held on May 15, 2019, for the election of the directors, the approval of the Issuer’s incentive plan, and the ratification of the appointment of its independent registered public accounting firm for the year ending December 31, 2019.

On April 8, 2019, the Reporting Persons issued a press release transmitting a letter to the board of director and management of the Issuer demanding public strategic alternatives process, announcing its own public investor meeting to discuss the mismanagement of the Issuer and encouraging all investors to refrain from voting their shares at the annual meeting to deny quorum (the “April 8 Press Release”). The press release was filed with Securities Exchange Commission under Rule 14a-2(b)(1) Notice of Exempt Solicitation. A copy of the press release was previously filed as Exhibit 2 to the Schedule 13D.

On April 12, 2019, the Reporting Persons issued a press release announcing the timing of its own public investor meeting to discuss the mismanagement of the Issuer, encouraging all investors to refrain from voting their shares and communicate shareholder concerns directly to the Board and management of SIC. A copy of the press release was previously filed as Exhibit 3 to the Schedule 13D.

On May 3, 2019, the Reporting Persons issued a press release correcting the April 8 Press Release. The full text of such press release is attached hereto as Exhibit 5 and is incorporated herein by reference. Such press release was also filed with Securities Exchange Commission under Rule 14a-2(b)(1) Notice of Exempt Solicitation.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) communications with management and the Board of the Issuer regarding, among other things, the strategic direction and capital allocation of the Issuer, (ii) engaging in discussions with third parties, including other stockholders of the Issuer, about the Issuer and the Reporting Persons’ investment, and (iii) making proposals to the Issuer concerning changes to the capitalization, governance or operations of the Issuer; provided that the Reporting Persons do not have the intent to, nor are they reserving the right to, engage in a control transaction or any contested solicitation for the election of directors.

The Reporting Persons intend to review their ownership of Shares of the Issuer on a continuing basis. Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional shares and/or related securities or may dispose of all or a portion of the Shares or related securities that they now beneficially own or may hereafter acquire and/or may enter into transactions that increase or hedge its economic exposure to the Shares without affecting their beneficial ownership.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

Exhibit 5	Press Release dated May 3, 2019

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADW Capital Partners, L.P. By: ADW Capital Management, LLC Its: General Partner
Signature:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).